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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Original Filing

FARNSWORTH BANCORP, INC.
(name of issuer)


COMMON STOCK
(Title of Class of Securities)


31163N107000
(CUSIP Number)



Charles Alessi, CFO   789 Farnsworth Avenue,  Bordentown,
NJ 08505
609 298 0723
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 5, 2004
(Date of event which Requires Filing of this Statement)









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SCHEDULE 13D

CUSIP No. 31163N107000

1.	Name of Reporting Person
S.S. or IRS Identification No. of Above Person

Craig W. Yates		###-##-####

2.	Check the Appropriate Box if a Member of a Group.

(a)
(b)	x


3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

Craig W. Yates	PF


5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

(no check entered)


6.	Citizenship or Place of Organization

Craig W. Yates is a United States Citizen

Number of Shares Beneficially owned by each Reporting
Person with

7.	Sole voting power

Craig W. Yates			57,200 shares


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8.	Shared voting power

		0

9.	Sole dispositive power

Craig W. Yates			57,200 shares

10.	Shared dispositive power

0

11.	Aggregate amount beneficially owned by each reporting
person

Craig W. Yates			57,200 shares

12.	Check if the aggregate amount in row (11) excludes
certain shares

(no check entered)

13.	Percent of class represented by amount in row (11)

8.8%

14.	Type of reporting	person

		Craig W. Yates			IN

Item 1.	Security in Issuer.

		Common Stock of Farnsworth Bancorp, Inc.
					789 Farnsworth Avenue
					Bordentown, New Jersey 08505

Item 2.	Identity and Background.

(a)	Craig W. Yates

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(b)	227 Cliff Avenue
Edgewater Park, New Jersey 08010

(c)	President
Farmers and Mechanics Bank
3 Sunset Road
Burlington, New Jersey 08016

(d)	No convictions in any criminal proceedings.

(e)	No violations of federal and state
securities laws;
no findings, judgements decrees or final orders
Concerning federal and state securities
laws.

Item 3.	Source and Amount of Funds or Other Consideration

Craig W. Yates used personal funds of $241,500.00 to purchase 14,000 shares

		The amount expended for the purchases listed in
Item 5 (c)
		of this report is:
						$ 241,500.00

Item 4.	Purpose of Transaction

		The shares were purchased as an investment


Item 5.	Interest in Securities of Issuer

(a)	Craig W. Yates owns 57,200 shares of
Issuer's common
Stock, amounting to 8.8% of the total shares outstanding.

(b)	Craig W. Yates has the sole power to vote,
to direct the
vote, or to dispose of the shares reported herein. There is no shared power to vote, to direct the vote, or to dispose of any of the shares reported herein.

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(c)	Transactions in Issuer's common stock within
the last 60
days are the following:

11/5/01	Craig W. Yates purchased 14,000
shares of Farnsworth Bancorp for $17.25 per share directly from the company in a private placement.

These purchases were executed on the NASDAQ as open market purchases.

(d)	No persons other than Craig W. Yates have
any rights
or interests in the securities of Issuer owned by Craig W.
Yates.

(e)	(does not apply)

Item 6.	Contracts, Arrangements, Understandings or
Relationships with
		Respect to Securities of Issuer.

		Craig W. Yates is not a party to any contracts, arrangements, understandings or relationships with respect to the securities of issuer.

Item 7.	Material to be Filed as Exhibits.

		No material is filed as exhibit hereto.

Signature
		After reasonable inquiry and to the best of my knowledge and
		belief, I certify that the information set forth in this statement is
		true, complete and correct.




		Dated: November 17, 2004		Craig W. Yates